May 2017

 Pricing Sheet dated May 15, 2017 relating to

 Preliminary Terms No. 1,538 dated May 11, 2017

 Registration Statement Nos. 333-200365; 333-200365-12

 Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Auto-Callable Securities due May 20, 2020, With 1-year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the EURO STOXX 50® Index and the Dow Jones Industrial AverageSM

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – MAY 15, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	S&P 500® Index (the “SPX Index”), EURO STOXX 50® Index (the “SX5E Index”) and Dow Jones Industrial AverageSM (the “INDU Index”)
Aggregate principal amount:	$5,570,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	May 15, 2017
Original issue date:	May 18, 2017 (3 business days after the pricing date)
Maturity date:	May 20, 2020
Early redemption:

The securities are not subject to automatic early redemption until approximately one year after the original issue date. Following the initial 1-year non-call period, if, on any quarterly determination date, beginning on May 21, 2018, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below its respective initial index value on the related determination date.

Early redemption payment:

The early redemption payment will be an amount in cash per stated principal amount corresponding to a return of approximately 12.00% per annum for each quarterly determination date. See “Determination Dates and Early Redemption Payments” below.

No further payments will be made on the securities once they have been redeemed.

Determination dates:	Quarterly. See “Determination Dates and Early Redemption Payments” below. The determination dates are subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	The third business day after the relevant determination date
Downside threshold level:

With respect to the SPX Index, 1,801.74, which is 75% of its initial index value

With respect to the SX5E Index, 2,731.41, which is 75% of its initial index value

With respect to the INDU Index, 15,736.455, which is 75% of its initial index value

Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•   If the final index value of each underlying index is greater than or equal to its respective initial index value:

$13.60

•   If the final index value of any underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold level:

$10

•   If the final index value of any underlying index is less than its respective downside threshold level:

$10 × index performance factor of the worst performing underlying index

Under these circumstances, you will lose more than 25%, and possibly all, of your investment.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.64 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per security	$10	$0.20(1)
		$0.05(2)	$9.75
Total	$5,570,000	$139,250	$5,430,750
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”). The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

The “Russell 2000® Index” is a trademark of Russell Investmentsy. The securities are not sponsored, endorsed, sold or promoted by Russell Investments Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the securities.

“Dow Jones,” “Dow Jones Industrial Average,” “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”). The securities are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the securities.

Preliminary Terms No. 1,538 dated May 11, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016     Index Supplement dated January 30, 2017    Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Auto-Callable Securities due May 20, 2020, With 1-year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the EURO STOXX 50® Index and the Dow Jones Industrial AverageSM

Principal at Risk Securities

Terms continued from previous page:
Initial index value:

With respect to the SPX Index, 2,402.32, which is its index closing value on the pricing date

With respect to the SX5E Index, 3,641.88, which is its index closing value on the pricing date

With respect to the INDU Index, 20,981.94, which is its index closing value on the pricing date

Final index value:	With respect to each underlying index, the respective index closing value on the final determination date
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	With respect to each underlying index, the final index value divided by the initial index value
CUSIP / ISIN:	61766W550 / US61766W5500
Listing:	The securities will not be listed on any securities exchange.

Determination Dates and Early Redemption Payments

(Beginning After One Year)

Determination Dates	Early Redemption Payments (per $10 Security)
1st determination date: 5/21/2018	$11.20
2nd determination date: 8/15/2018	$11.50
3rd determination date: 11/15/2018	$11.80
4th determination date: 2/15/2019	$12.10
5th determination date: 5/15/2019	$12.40
6th determination date: 8/15/2019	$12.70
7th determination date: 11/15/2019	$13.00
8th determination date: 2/18/2020	$13.30
Final determination date: 5/15/2020	See “Payment at maturity” above.

May 2017	Page 2